RYAN'S FAMILY STEAK HOUSES, INC. REPORTS
               RECORD MARCH AND FIRST QUARTER
                        SALES RESULTS



GREER, SOUTH CAROLINA - - Ryan's Family Steak Houses, Inc. (NASDAQ:RYAN) today announced that weekly average unit sales for both March 2001 and the first quarter 2001 reached new record levels. Same-store sales for the month and quarter increased by 0.8% and 2.5%, respectively. Other details follow:

                                       (Unaudited)
                                  March       1st Quarter
                               2001    2000   2001    2000

Total sales (millions)         $59.0   55.2   183.9  168.3
Increase from prior year         +7%            +9%

Average unit sales:
Same stores (open at least 18 mos.)+0.8%+2.8% +2.5%  +1.1%
All stores (all Ryan's units)  +1.7%  +2.2%   +3.1%  +1.0%

At April 4, 2001, the Company owned and operated 306 Ryan's restaurants.

Financial results for the first quarter 2001 are expected to be released on April 25, 2001. In addition, the Company's next accounting period consists of 5 weeks, ending on May 9, 2001.